Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com
Tel: (202) 906-8600
Fax: (202) 906-8669
Heather C. Harker
Direct Dial: (202) 906-8649
Email: hharker@dykema.com

May 19, 2010
VIA EDGAR
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	National Security Variable Account N
National Security Life and Annuity Company
Initial Registration Statement on Form N-4
NScore Lite III VA Contract (SEC File Nos. 333-164068; 811-10619)
NScore Premier II VA Contract (SEC File Nos. 333-164071; 811-10619)
NScore Flex II VA Contract (SEC File Nos. 333-164072; 811-10619)
NScore Xtra II VA Contract (SEC File Nos. 333-164074; 811-10619)
NScore Wrap VA Contract (SEC File Nos. 333-164076; 811-10619)

Dear Ms. Marquigny:
     This letter responds, on behalf of National Security Life and Annuity Company (the “Company”) and its National Security Variable Account N (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”) dated February 22, 2010 with respect to the above-referenced registration statements filed on Form N-4 (each a “Registration Statement” and collectively referred to herein as the “Registration Statements”). The Registration Statements were filed with the Commission on December 30, 2009. Capitalized terms have the meanings given them in the Registration Statements. Changes in response to staff comments as described below will be made by the Registrant via a pre-effective amendment to each Registration Statement.
     The Company’s responses to the staff’s comments are set forth below. For convenience, each response is preceded by the applicable staff comment. Page number references in the

May 19, 2010

comments are to the NScore Xtra II VA Contract Registration Statement (SEC File Nos. 333-164074; 811-10619), unless specifically stated otherwise.
Comment 1(a). Cover Page Disclosure. Contract Availability. If Registrant currently intends to sell these contracts only in New York as indicated to the Staff, please revise the last sentence of the paragraph accordingly.
     Response. The last sentence of the first paragraph has been revised to state: “[t]his contract is only available in New York.”
Comment 1(b). Cover Page Disclosure. SEC No. 333-164074 only. On the cover page, please use boldface type or some other means of drawing attention to the two cautionary sentences about the risks associated with the bonus credit.
     Response. Boldface type has been added to the two cautionary sentences regarding the risks associated with the bonus credit.
Comment 2. Available Funds (pp. 2-3). If either the Omni Portfolio or the Ivy Funds VIP Asset Strategy Portfolio is a fund of funds, please indicate this by appending the appropriate footnote. Also, per the requirements of Item 5(c)(ii), please indicate the current investment objective of the Janus Portfolio.
     Response. The Omni Portfolio and the Ivy Funds VIP Asset Strategy Portfolio are not fund of funds and therefore, we have not added additional disclosure. However, additional disclosure has been added to the Janus Aspen Series — Janus Fund to indicate the fund’s investment objective of “long-term growth of capital consistent with preservation of capital.”
Comment 3. Glossary (pp. 5-6). Please clarify the definition of Valuation Period to indicate when a valuation period begins. Also please fine the acronym “DCA” in the glossary or on page 11 where it appears for the first time.
     Response. A definition of “DCA” has been added to the Glossary and has been defined as “dollar cost averaging.” The definition of “Valuation Period” has been amended to state: “[t]he period that starts on the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. New York time) and ends at the close of regular trading on the next succeeding day the New York Stock Exchange is open for regular trading. Accumulation unit and annuity unit values for an annuity period are determined at the end of that Valuation Period.”
Comment 4. Transaction Fee Table: Surrender Charge (p. 7). Please clarify that the surrender charge is a percentage of purchase payments withdrawn and move the remaining parenthetical information to a footnote.
     Response. Disclosure has been added after “Surrender Charge” to state: “[g]enerally a percentage of your total purchase payments minus all previous withdrawals.” All remaining disclosure has been moved to footnote 3.

May 19, 2010

Comment 5. Summary of Maximum Contract Expenses (p. 8). Please correct the rider names so they are consistent throughout the prospectus. Specifically, please delete the references to the 2009 version of certain riders; these references are unnecessary and particularly confusing in a product that was not available in 2009.
     Response. The names of the riders have been amended to be consistent throughout the prospectus. All references to “2009” have been removed.
Comment 6. Portfolio Fee Table (p. 8). Please disclose whether the fees in the table reflect the expenses of the underlying funds subject to a fund of funds structure and confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.
          Response. A footnote has been added to the Portfolio Fee Table which states: “[s]ome of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.”
     The Company confirms that the maximum expenses shown include the fees for the acquired funds in the fund of funds structure.
     Comment 7. Variable Account N (pp. 10-11). Please revise the second paragraph on page 10 to make clear that investors are looking to the financial strength of the insurance company for its obligations under the various living benefit riders and enhanced death benefit features offered.
     Response. The following disclosure has been added as the third paragraph to the Variable Account N section: “[a]ny guarantees under the contract that exceed the value of your interest in the VAN (the “separate account”), such as those associated with the guaranteed benefit rider options or the death benefit rider options, are paid from our general account (not the VAN). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAN are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policyholder obligations.”
Comment 8. Fixed Accumulation Account (pp. 10-11). The last two bullet points on page 11 refer to loans and loan interest charges that are not described in full elsewhere in the prospectus and for which there are no charges indicated in the fee table. Please add the required disclosure about the loan feature and the relevant charges or delete the reference to it.
     Response. All references to the Fixed Accumulation Account have been removed for SEC File Numbers 333-164072, 333-167074 and 333-164076. The reference to loans and loan interest charges has been deleted for SEC File Numbers 333-164071 and 333-164068.
Comment 9. Optional Asset Allocation Models — Classifications (pp. 16-17). The first paragraph under the “Classifications” heading states that updated allocation instructions must comply with 2(a) or 2(b). Please clarify that this refers to the investment restriction description

May 19, 2010

two pages earlier. We also note that this disclosure does not include certain information covered by the parallel prospectus disclosure in Registrant’s related Ohio National products. For example, it does not describe how classification changes can impact future transfer requests and does not include a separate section rebalancing section in the asset allocation program disclosure. Please revise as necessary to make the disclosure for these products at least as complete as the corresponding sections of the companion Ohio National products. In revising, please make sure the new disclosure reflects any changes required by Staff comments on the parallel Ohio National language.
     Response. Disclosure has been added after references (a) and (b) in both the “Classifications” section and “Rebalancing” section to state “as described earlier in this section.” This disclosure parallels that made to the companion Ohio National products. Please note, the number 2 has been deleted.
Comment 10. Surrender Charge (p. 18). Please state whether the surrender charge applies after annuitization and, if appropriate, provide additional information clarifying how the charge operates during the annuity payout period.
     Response. Additional disclosure has been added to the “Surrender Charge” section. Please see Insert 1 to the Appendix for the added disclosure.
Comment 11. Deduction for Mortality & Expense Risk Fee (p. 19). Given that Registrant is charging the maximum M&E fee indicated in the fee table, please delete the following sentence or explain how it applies: ‘[w]e agree that the deduction for these risk undertaking shall not be increased to more than the rate in effect at the time the contract is issued.”
     Response. The referenced sentence has been deleted.
Comment 12. Charges for Optional benefits (pp. 19-20). Please delete all references to riders that are “[n]o longer available for purchase” or not sold “after May 15, 2009.” As these are new products, the prospectus disclosure should only include information about features that will be part of the security when initially offered.
     Response. All references to riders “no longer available for purchase” have been deleted.
Comment 13(a). 10-Day free Look (p. 21). Timeliness of Return. Please indicate whether the free look provision requires the returned contract to be post-marked by the last day of the free look period or whether it must be received by the insurance company or its agent by that date. See Form N-4, Item 11(e).
     Response. Disclosure has been added to state the contract must be received by our Administrative Office at “the address listed on the first page the prospectus on or before the last day of the of the free-look period.”

May 19, 2010

Comment 13(b). 10-Day Free Look (p. 21). Amount of Refund. The disclosure states that the contractowner will “get a refund of the contract value as of the date of cancellation.” Please define “contract value” here or in the glossary.
     Response. The following definition of contract value has been added to the Glossary: “[c]ontract value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for each subaccount) for the current valuation period and adding to that any amount in the DCA Account.”
Comment 13(c). 10-Day Free Look (p. 21). Bonus Credit (SEC No. 333-164074 only; pp. 21-22). Please clarify how recapturing the bonus credit impacts the value returned to the contractowner. Specifically, state that recapture of the full amount of the bonus means the contractowner could receive less than the original amount invested if market performance has been negative. Alternatively, you may cross-reference the Extra Credit disclosure below where it is described.
     Response. Disclosure has been added to state: “[o]ur recapture of the extra units credited to your contract may result in you receiving less than the original amount invested if market performance has been negative at the time the free look request is processed.”
Comment 14. Crediting Accumulation Units (p. 21-22). Please revise the last sentence of this subsection using the defined term “Valuation Period” rather than the to “any process day.” This comment also applies to the same language on page 25. For SEC No. 333-164073[4], please clarify when and how any Extra Credits are applied or cross-reference the relevant disclosure.
     Response. The last sentence has been revised to use the term “Valuation Period.” In addition, for SEC File No. 333-164074, a cross-reference has been added.
Comment 15. Surrender and Withdrawal (pp. 22-23). Please provide additional disclosure explaining the statement, “[s]urrenders and withdrawals are limited and not permitted in connection with certain retirement plans.” If this is covered in the tax section, please revise the cross-reference to make that clear. Also, please define the Securities and Exchange Commission as the “Commission” or, at least, refer to it consistently in the numbered paragraphs at the top of page 23.
     Response. The cross-reference has been revised to state “as discussed in the “Qualified Pension or Profit-Sharing Plans.” In addition, the numbered items in the “Surrender and Withdrawal” section have been amended to consistently refer to the Securities and Exchange Commission as the “Commission.”
Comment 16. Annual Reset Death Benefit Rider (“ARDBR”) — Earnings Base (pp. 29-30). Please identify the “guaranteed earnings rate for values in the variable portfolios or in one of the Asset Allocation Models” or describe how and when that rate is set and how a contractowner can find the current rate information.

May 19, 2010

     Response. The Annual Reset Death Benefit (“ARDBR”) has been removed from the product as an available rider option.
Comment 17(a). Optional GMIB Rider: Introductory Disclosure (p. 35). Rider Offered. Please delete the entire GMIB Rider section if these contracts will be offered solely in states where the GLWB or Joint GLWB is available. Please clarify whether there is more than one version of this rider being offered. The introductory disclosure refers to “the GMIB rider” and “a GMIB rider” while most of the remaining disclosure uses the name “GMIB Plus with Annual Reset rider.” The broad references appear to be hold-over language from other contracts Registrant sells with multiple GMIB riders in them. This contract seems to offer only one, the GMIB Plus with Annual Reset rider.
     Response. This contract and all riders and endorsements thereto are only available in the State of New York. The disclosure has been revised to consistently use the term “Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset rider.”
Comment 17(b). Option GMIB Rider: Introductory Disclosure (p. 35). Significant Restrictions. Please add prominent disclosure in the introductory section to the effect that “the GMIB Plus with Annual Reset rider must be in effect for 10 years to annuitize the contract under the rider” as indicated later in the Step-up Base section.
     Response. Disclosure has been added, in bold font, to the third paragraph of the “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider” section which states: “[a]fter 10 years, you may annuitize your contract under the rider.”
Comment 17(c). Optional GMIB Rider: Introductory Disclosure (p. 35). Necessary Context. The detailed descriptions of the various base values, withdrawal benefits and rider restrictions are hard to understand without a more complete introduction to the rider as a whole. Please add introductory disclosure summarizing: (i) what the rider does (i.e., short-term withdrawal benefits and long-term annuitization benefits that may provide more than contract value would); (ii) how it works; (iii) what things/actions can affect present and future benefits; (iv) the general circumstances in which it would be advantageous to have the rider; and (v) the general circumstances in which it would be disadvantageous to have the rider. Optimal introductory disclosure should summarize the main concepts around which the rider was designed, e.g., that:
•	The rider gives the contractowner the right to take annual withdrawals equal to a certain amount regardless of the contract value and without paying a surrender charge;

•	That the annual withdrawal amount is 5% of a value called the “guaranteed earnings income base”;

•	That the value changes annually;

•	After 10 years, the contractowner can receive guaranteed lifetime annuity payments rather than taking withdrawals;

•	The annuity payment value is based on one of two values, each of which is calculated annually and changes based on different factors;

•	One factor is the “guaranteed earnings income base,” a fictitious value that assumes the contractowner’s initial variable investments earned a 5% return;

•	The other is the “step-up base,” which is the highest actual contract value on any contract anniversary before annuitization under the rider;

May 19, 2010

•	The GLWB Base is recalculated annually, so the allowable annual withdrawal amount can change each year as well; and

•	Certain contractowner actions can increase or decrease both base values (making additional purchase payments, not taking permitted annual withdrawals, or withdrawing more than the annual amount permitted under the rider).
The introduction must lay a clear foundation for understanding exceptions, variations and procedures described in each of the subsections that follow. Please revise and supplement the current disclosure as necessary to achieve this.
     Response. Additional disclosure summarizing the rider has been added. Please see Insert 2 to the Appendix for the added disclosure.
Comment 18. GMIB: Guaranteed Earnings Income Base (pp. 35-36). In the discussion of withdrawals that reduce the income base pro-rata (top paragraph, page 36), please expand the last sentence and use bold font or some other means of drawing attention to it. If the owner takes an excess withdrawal, can the contract and the rider terminate if the contract value falls to zero without a qualifying GMIB rider reset in the interim? If so, the revised disclosure should state this prominently.
     Response. The following disclosure has been added to the discussion of withdrawals that reduce the income base pro-rata: ‘[a]s the amount of a pro rata reduction is greater than a dollar for dollar reduction of the guaranteed income earnings base, pro-rata rata reductions will cause the guaranteed earnings income base to decrease at a faster rate than dollar for dollar reductions. Therefore, a pro-rata reduction may materially reduce the income available under the GMIB rider in future years. Unless you are within the “no lapse” period described below, if you take an excess withdrawal and your Contract Value falls to zero, your rider and contract will terminate.”
Comment 19. GMIB; Step-up Base & Resets (pp. 36, 37). Please reorganize the information currently under the “Step-up Base” and “Reset” headings so that the overlapping and related concepts and procedures are presented more clearly. Consider creating an “Annuitization” section and organizing each section the same way. For example, you may find it helpful to summarize the elements of each feature and/or value first, then describe the procedures that govern it, and finally show any calculations that pertain to it.
     Response. The “Step-up Base” and “Reset” heading have been reorganized to be more clear. In addition, an “Annuitization” section has been added.
Comment 20. GMIB: No Lapse Provision (pp. 36-37). Please provide additional disclosure explaining the bold, cautionary statement in this paragraph. Currently, the No Lapse section uses many similar terms, and it is hard to understand which values affect the contractowner’s protections. For example, in the second sentence, what is the difference between the “guaranteed income base” and the “then-guaranteed income base?” Is there a difference between the “guaranteed earnings income base” in the bold sentence and the “guaranteed income base” referred to in the last sentence? Is it possible to reset the GMIB rider after an excess withdrawal

May 19, 2010

and still not reinstate the “no lapse” protection? If so, how? Please clarify the relationship between the “guaranteed earnings income base”, a GMIB rider reset, and contract value and distinguish from step-up values described in the “Resets” section.
     Response. The disclosure in bold has been amended to state: ‘[h]owever, if during any one contract year you withdraw more than the GMIB withdrawal amount, the “no lapse” protection is not available from the point of that “excess” withdrawal forward and you will forfeit this protection.”
     In addition, the following disclosure has been added as the last sentence to the paragraph: “[i]f the GMIB rider is reset and your Contract Value at the time of reset is less than the guaranteed income base, the “no lapse” protection will not be reinstated.”
Comment 21. Optional GLWB Riders (pp. 39-37). Please make changes to this disclosure consistent with my January 8, 2010, discussion with Heather Harker regarding the same disclosure in post-effective amendments for a number of Registrant’s existing products issued by registrant’s affiliated Ohio National separate accounts.
     Response. Disclosure, consistent with that received on January 8, 2010, has been added to the Registration Statements.
Comment 22(a). Chart: Summary of Optional Living Benefit Riders (pp. 48-49). Availability. Please make it more obvious that the contract offers either the GMIB rider or the 2 GMWB riders, but not both.
     Response. The “Summary of Optional Living Benefit Riders” chart has been amended to clarify that only the GMIB Plus with Annual Reset rider or the Guaranteed Principal Protection (“GPP”) rider are available as rider option under the contract.
Comment 22(b). Chart: Summary of Optional Living Benefit Riders (pp. 48-49). GLWB v. Joint GLWB. Please consider modifying the “Who may want to consider the Rider” description for the joint GLWB. Depending on the prospective purchaser’s purpose, the regular GMWB rider may be more advantageous to some married couples. Because the current descriptions are identical, readers may have the impression that the joint option is always more beneficial to married prospective purchasers. Also, in the Joint GLWB Features column, please add the “Investment restrictions” bullet point for clarity.
     Response. The GLWB and Joint GLWB rider options have been removed from the prospectus as these riders are not available rider options under the contract.
Comment 22. Item 7(c): Changes to the Contract. Per the requirements of Item 7(c) and the related instruction, the prospectus must disclose any material changes that may be made to the contract, who, if anyone, must approve them, and who, if anyone, must receive notice of them. The Staff notes that some information responsive to this requirement is scattered throughout various sections of the prospectus. However, it generally reserves Registrant’s right to make a particular contract change. Please include any additional information necessary to satisfy

May 19, 2010

sections (c)(ii) and (iii) of Item 7. Also, in your response letter, please include a representation that the prospectus describes all material changes registrant reserves the right to make.
     Response. The following disclosure has been added to the first paragraph of the first page of the prospectus: “[t]his prospectus provides information regarding the material provisions of your variable annuity contract. Your contract any endorsements, riders or specification pages are the formal contractual agreement between you and National Security Life and Annuity Company (“National Security”). Any changes made to your contract and any endorsements, riders or specification pages, as permitted by state law, must be approved by the President, Vice President or Secretary of National Security and prior notice must be provided to you of the applicable change. This contract is only available in New York.”
Comment 23. Item 11(d): Lapse. The “No-Lapse” provision associated with the GMIB rider refers to “no-lapse protection” under the rider, but there is nothing specifically addressing lapse and reinstatement under the contract itself. Per the requirements of Item 11(d), please provide disclosure describing any provisions for lapse or involuntary redemptions under the contract. In this new section, please cross-reference any existing disclosure that covers these issues as they apply to the various riders.
     Response. A section has been added after the “Surrender and Withdrawal” provision which briefly explains the no lapse feature of the Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider. See Insert 3 of the Appendix for the added disclosure.
Comment 24. Performance Calculations (SAI, p. 3). The SAI page states that for the performance calculations, “we convert the $30 annual contract administration charge to an annual percentage charge of 0.00%. There is no annual contract administration charge for contracts over $50,000. The effect of that charge on contracts with total values less than $50,000 would be to reduce the returns.” See SAI p. 3. Please confirm that this calculation meets the Item 21(b)(iii) requirement of representing charges on all contratowners with an account size equal to the subaccount’s mean or median account size. See Related Instruction 1 to Item 21(b)(ii).
     Response. As the median account size will be less than $50,000, at least for the first year the contract is in-force, the performance calculation methodology has been amended to convert the $30 annual contract administration charge to an annual percentage charge of 0.08%. Since these contracts have not been issued, the Company cannot determine the median account size, but is assuming the maximum contract charges (i.e., assuming the annual contract administration charge will be assessed) for purposes of the performance calculations.
Comment 25. Opinion of Counsel. Please submit a new opinion of counsel which does not include the phrase “when issued as contemplated by the Registration Statement” in paragraph #2 or, in your response letter, explain the reason Registrant can not provide an unconditional legal opinion.
     Response. An amended opinion of counsel is being filed as an exhibit with each pre-effective amendment to the Registration Statement.

May 19, 2010

Comment 26. Power of Attorney. Please provide powers of attorney that relate specifically to these new registrations statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ’33 Act registration numbers of the initial filings, or (b) specifically name the contract prospectuses and SAI being registered.
     Response. An amended power of attorney which specifies each Registration Statement is being filed as an exhibit with each pre-effective amendment to the Registration Statement.
Comment 27. Prior comments on Parallel Disclosure. As you make changes to address the comments above, please review the comments I provided to Registrant’s outside counsel on post-effective amendment #33 to SEC No. 333-43515 filed on December 30, 2009. To the extent these filings include the same provisions, the same comments apply. Please revise the corresponding provisions as necessary.
     Response. The Registrant has revised the Registration Statements where applicable, based on comments received from the Staff on December 30, 2009 regarding SEC File No. 333-43515.
Comment 28. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors required for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

May 19, 2010

     Response. The Company is including all exhibits, financial statements and other required disclosure in the pre-effective amendment to each Registration Statement.
*  *   *  *   *
     The Company is filing a pre-effective amendment for each Registration Statement concurrently with the filing of this letter. A courtesy copy of each Registration Statement will be provided to you. Please call me at 202-906-8649 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/Heather C. Harker
Heather C. Harker

Cc:	Ms. Kimberly Plante, Esq. The Ohio National Life Insurance Company

May 19, 2010

APPENDIX
Insert 1
If the annuitant dies before the end of the surrender charge period, and the beneficiary chooses any settlement option other than the a lump sum distribution or immediate annuitization, we will assess the applicable surrender charge on any withdrawals the beneficiary takes while the contract is in the surrender charge period.
We do not assess a surrender charge after you annuitize the contract. If you choose an alternative annuity option, we will not assess a surrender charge if one of the following is true:
(1) If the withdrawal for the alternative annuity option is before the end of the second contract year, the annuity income must be payable for the lifetime of the annuitant and joint annuitant, if any;
(2) If the withdrawal for the alternative annuity option is during the third through fifth contract years, the annuity income must be payable over a period of not less than ten years or payable over the lifetime of the annuitant and joint annuitant, if any; or
(3) If the withdrawal for the alternative annuity option is after the fifth contract year, the annuity income must be payable over a period of not less than five years or payable over the lifetime of the annuitant and joint annuitant, if any.
Insert 2
The following is a summary of the GMIB Plus with Annual Reset rider. There are several terms used in this summary that are defined in the paragraphs below. The rider permits you to take a withdrawal amount annually that equals 5% of your guaranteed earnings income base regardless of your Contract Value and without paying a surrender charge. Your permitted withdrawal amount will change at the beginning of each contract year to reflect any withdrawals taken in the prior contract year. After 10 years, you may annuitize your contract under the rider. Your annuity payments will be determined by applying your guaranteed income base to the annuity tables in the rider. The guaranteed income base is the greater of (a) your guaranteed earnings income base or (b) your step-up base. Your guaranteed earning income base takes into account net purchase payments, a specified increase for each Valuation Period of your Contract Value, and withdrawals. Your step-up base is an amount that takes into account any increases to your Contract Value on each contract anniversary before annuitization. Certain contract owner actions can increase or decrease the base amounts (for example, making additional purchase payments, not taking permitted annual withdrawals, or withdrawals more than the annual amount permitted under the rider).

May 19, 2010

Insert 3
     No Lapse Benefit Under the GMIB Plus with Annual Reset Rider
     The GMIB Plus with Annual Reset Rider has a “no lapse” benefit, permitting annuitization of the contract if the Contract Value is reduced to zero ($0) before the 10 year annuitization waiting period ends. Restrictions apply. See the “No Lapse” provision under the “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider” section later in this prospectus.